EXHIBIT 99.1

Standard Lithium Anchors U.S. Lithium Leadership in Smackover Formation, Arkansas, as Global Energy Players Enter the Region

VANCOUVER, British Columbia, Nov. 14, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium company, today highlighted its strategic position in the Smackover Formation of Arkansas, an area emerging as a significant U.S. lithium region. The recent announcement by Exxon focusing on lithium exploration in the Smackover reinforces the importance of Standard Lithium’s progress in harnessing the region’s high-grade lithium brine resources, the highest grade in North America. The Company's pioneering efforts in this resource-rich region, informed by a century of energy development and over sixty years of specialized brine industry knowledge, strategically positions Standard Lithium to address the critical mineral needs of the United States.

“In a region that has captured the attention of major industry players like Exxon, a company with roots extending back to Standard Oil, Standard Lithium's partnerships with Koch Industries and LANXESS are catalyzing a new wave of energy innovation. Alongside the notable presence of Albemarle, Arkansas's key role in the sustainable development of a U.S. critical minerals supply is underscored. Standard Lithium stands ready to help meet domestic demand via it’s Phase 1A and South West Arkansas Projects, beginning in 2026 and 2027, respectively” commented Robert Mintak, CEO of Standard Lithium.

Mr. Mintak added: “Our recent expansion into the East Texas Smackover Formation resulted in three new wells with high-quality brine, showing lithium concentrations as high as 806 mg/L, and an average of 644 mg/L, marking a strategic extension towards a global scale resource. Building on the region’s century of energy resource development, Standard Lithium is pioneering efforts to develop the Smackover Formation, a crucial U.S. lithium resource, with a commitment to a responsible approach that honors the region's rich energy heritage.”

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas near the Louisiana state line, a region with a long-standing and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas.  In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Twitter: @standardlithium
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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com